Exhibit 99.3

Agenda for the annual general meeting of shareholders (the Annual General Meeting) of Lilium N.V. (Lilium or the Company) to be held on Friday, July 7, 2023 at 2:00 p.m. CEST (8:00 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Upon registration in accordance with the procedure set out in the convocation notice, the Annual General Meeting can also be followed via an audio link, which will be available at https://www.cstproxy.com/lilium/am2023.

The Board of Directors of Lilium (the Board) recommends that shareholders vote FOR each of the voting items.

Agenda

1.	Opening

Board Composition

2.	Re-appointment of Non-Executive Directors

a.	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year (voting item)

b.	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year (voting item)

c.	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year (voting item)

d.	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year (voting item)

e.	Re-appointment of Henri Courpron as Non-Executive Director for a period of 1 year (voting item)

f.	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year (voting item)

g.	Re-appointment of Margaret M. Smyth as Non-Executive Director for a period of 1 year (voting item)

Financial statements

3.	Discussion of the 2022 annual report (discussion item)

4.	Discussion and adoption of the 2022 financial statements (voting item)

5.	Discussion of the Company’s dividend policy and the allocation of the Company’s 2022 losses to the Company’s retained earnings (discussion item)

6.	Discharge of the Directors

a.	Discharge of the Executive Directors (voting item)
b.	Discharge of the Non-Executive Directors (voting item)

Issuance of shares

7.	Designation of the Board as the competent body to issue shares and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 10% of the issued share capital of the Company at the date of the Annual General Meeting for a period of 36 months from the Annual General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

Cancellation of shares C

8.	Reduction of issued share capital of the Company by a cancellation of 770,000 shares C held by the Company in treasury (voting item)

Other

9.	Any other business (discussion item)

10.	Closing

Explanatory notes to the agenda

Item 2: Re-appointment of Non-Executive Directors

a.	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the Annual General Meeting for the appointment of Dr. Thomas Enders as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2024. The Non-Executive Directors propose that the Annual General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Dr. Thomas Enders’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Dr. Enders is well qualified to continue serving on the Board because of his extensive experience in the aerospace industry.

Biography

Dr. Enders (64) has served on our Board since September 2021 and previously served as a member of the Lilium GmbH board from January 2021. Dr. Enders has served as a member of the Executive Committee and Audit Committee of the board of directors of Linde plc, a global industrial gases and engineering company, since 2018 and currently serves on the boards of Lufthansa AG, Germany’s flag carrier, and Helsing GmbH, a young German AI company. Prior to joining the Lilium GmbH board, Dr. Enders held a number of positions at Airbus SE, a European multinational aerospace corporation, including Chief Executive Officer of Airbus SE from June 2012 to April 2019 and Chief Executive Officer of Airbus’ Commercial Aircraft Division from 2007 to 2012. Dr. Enders also held a number of positions at European Aeronautic Defense and Space Company (EADS) (rebranded as Airbus Group), including co-Chief Executive Officer from 2005 to 2007 and Head of Defense Division from 2000 to 2005. Dr. Enders served as a member of the Executive Committee of Airbus S.E. from its creation in 2000 until 2019. Dr. Enders studied Economics, Political Science and History at the University of Bonn and the University of California, Los Angeles. He holds a degree as Dr. Phil from University of Bonn.

Dr. Enders holds 172,522 shares A of record in Lilium, 131,422 shares A issuable upon exercise of share options and 111,410 restricted stock units under the equity incentive plans of Lilium.

b.	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the Annual General Meeting for the appointment of David Wallerstein as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2024. The Non-Executive Directors propose that the Annual General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration David Wallerstein’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Mr. Wallerstein is well qualified to continue serving on the Board due to his investment experience in new and emerging technologies internationally.

Biography

Mr. Wallerstein (48) has served as a member of our Board since September 2021 and previously served as a member of the Lilium GmbH board from September 2017. Mr. Wallerstein has held a number of positions at Tencent Holdings Limited, a Chinese multinational technology conglomerate holding company providing Internet-related services and products, including Chief eXploration Officer since 2014 and Senior Executive Vice President since 2001. Mr. Wallerstein holds a Master’s degree from the University of California, Berkeley and a B.A. from the University of Washington.

Mr. Wallerstein holds 1,515,771 shares A of record in Lilium and 230,769 shares A issuable upon exercise of warrants. Mr. Wallerstein holds no share options and no restricted stock units under the equity incentive plans of Lilium.

c.	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the Annual General Meeting for the appointment of Niklas Zennström as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2024. The Non-Executive Directors propose that the Annual General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Niklas Zennström’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Mr. Zennström is well qualified to continue serving on the Board due to his investment experience with disruptive technology companies.

Biography

Mr. Zennström (57) has served as a member of our Board since September 2021 and previously served as a member of the Lilium GmbH advisory board from December 2016. Mr. Zennström has served as Chief Executive Officer and Founding Partner at Atomico, a European venture capital firm investing in innovative technology companies around the world, since 2007. Prior to founding Atomico, Mr. Zennström co-founded and served as the Chief Executive Officer of Skype, a proprietary telecommunications application specializing in voice and video communications, acquired by Microsoft, from 2002 to 2007. Prior to Skype, Mr. Zennström co-founded and served as Chief Executive Officer of Kazaa B.V., a peer-to-peer content distribution provider, from 2000 to 2002. Mr. Zennström also co-founded and served as the Chief Executive Officer of Joltid Ltd., a provider of peer-to-peer technologies for content distributors, Internet Service Providers, websites and software developers, from 2001 to 2003. Prior to Joltid, Mr. Zennström served in various General Manager positions at Tele2 AB, a European telecommunications operator, from 1996 to 1999. Mr. Zennström holds a Master of Science degree in Engineering Physics and a Bachelor of Science degree in Business Administration from Uppsala University. Mr. Zennström also currently serves on the boards of H&M Hennes & Mauritz AB, Zennström Philanthropies, Orbital Systems, Rekki and Vay Technologies.

Mr. Zennström holds 94,511 shares A of record in Lilium and 38,461 shares A issuable upon exercise of warrants. Mr. Zennström holds no share options and 111,410 restricted stock units under the equity incentive plans of Lilium.

d.	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the Annual General Meeting for the appointment of Gabrielle Toledano as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2024. The Non-Executive Directors propose that the Annual General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Gabrielle Toledano’s skills, knowledge and expertise built up during her career and her contribution and performance during her previous term as non-executive director of the Company. The Non-Executive Directors believe that Ms. Toledano is well qualified to continue serving on the Board because of her strong background in technology management and human capital management and her broad experience as a director of technology companies.

Biography

Ms. Toledano (56) has served as a member of our Board since September 2021. Since January 2020, Ms. Toledano has served as Chief Operating Officer at Keystone Strategy LLC, a strategy and economics consulting firm. From January 2021 to March 2021, Ms. Toledano served as Chief Talent Officer of ServiceNow Inc., a software company. From May 2017 to October 2018, Ms. Toledano served as the Chief People Officer of Tesla Inc., a manufacturer of electric vehicles and energy storage products. From February 2006 to May 2017, Ms. Toledano served as Chief Talent Officer and Advisor at Electronic Arts Inc., a video game company. Ms. Toledano has served as a director of Velo3D since July 2021 and Vaxxinity since February 2023. Previously, Ms. Toledano served on the boards of Better.com from April 2021 to April 2022, Namely, Inc. from February 2019 to October 2022, Bose Corporation since June 2020 to August 2022, Glu Mobile, Inc. from December 2017 to April 2021, Visier Inc from May 2014 to January 2021, TalentSky Inc from January 2015 to January 2019, Jhana from November 2016 to July 2017, Jive Software, Inc. from November 2015 to June 2017, Big City Mountaineers from May 2011 to September 2014, Rocket Fuel Inc. from January 2013 to January 2014 and Society of Human Resource Management from February 2009 to July 2011. Ms. Toledano holds a B.A. in Modern Thought and Literature and an M.A. in Education from Stanford University.

Ms. Toledano holds 23,012 shares A of record in Lilium and holds no share options and 157,564 restricted stock units under the equity incentive plans of Lilium.

e.	Re-appointment of Henri Courpron as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the Annual General Meeting for the appointment of Henri Courpron as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2024. The Non-Executive Directors propose that the Annual General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Henri Courpron’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe that Mr. Courpron is well qualified to continue serving on the Board due to his strong background in aerospace management and deep knowledge of the aviation industry and broad experience as a director in aerospace companies.

Biography

Mr. Courpron (60) has served as a member of our Board since September 2021. Since September 2014, Mr. Courpron has been the Chairman and Co-Founder of Plane View Partners, LLC, a strategic advisory firm for aviation and aerospace management and investments. He was the Chief Executive Officer of International Lease Finance Corporation (ILFC), one of the largest aircraft financing firms in the world, from May 2010 to May 2014. Prior to joining ILFC, Mr. Courpron was President of the Aerospace Division of Seabury Aviation & Aerospace, an advisory and investment banking firm in New York focused on the aviation industry, from 2007 to 2010. Prior to that, Mr. Courpron had a 20-year career with Airbus where he reached the position of Executive Vice President, Procurement at Airbus headquarters in Toulouse, France and held a number of other executive positions, including President and Chief Executive Officer of Airbus, North America. Mr. Courpron has also served as a director of Breeze Airways since September 2020 and previously served as a director of Azul Linhas Aéreas Brasileiras from May 2015 to April 2020 and TAP Portugal from November 2015 to July 2017. Mr. Courpron earned his degree in Computer Science in 1985 from Ecole Nationale Supérieure d’Electrotechnique d’Electronique d’Informatique et d’Hydraulique (ENSEEIHT) in Toulouse, where he specialized in artificial intelligence.

Mr. Courpron holds 21,798 shares A of record in Lilium and holds no share options and 157,564 restricted stock units under the equity incentive plans of Lilium.

f.	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the Annual General Meeting for the appointment of David Neeleman as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2024. The Non-Executive Directors propose that the Annual General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration David Neeleman’s skills, knowledge and expertise built up during his career and his contribution and performance during his previous term as non-executive director of the Company. The Non-Executive Directors believe Mr. Neeleman’s experience in the aerospace industry makes him well qualified to continue serving on the Board.

Biography

Mr. Neeleman (63) has served as a member of our Board since September 2021. Since he founded Azul Brazilian Airlines in 2008, Mr. Neeleman has served as the Chairman of its board of directors and served as its Chief Executive Officer until July 2017. Previously, Mr. Neeleman founded JetBlue, where he held the position of Chief Executive Officer from 1998 to 2007 and Chairman of and served on the board of directors from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984, when he co-founded Morris Air. As president of Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman was also part of a consortium that initially acquired a controlling interest in Tap Air Portugal (“TAP”) through TAP’s privatization in 2015 and was a member of the board of directors of TAP from 2015 to 2020.

Mr. Neeleman holds 17,588 shares A of record in Lilium and holds no share options and 111,410 restricted stock units under the equity incentive plans of Lilium.

g.	Re-appointment of Margaret (“Peggy”) M. Smyth as Non-Executive Director for a period of 1 year (voting item)

At the recommendation of the nominating committee, the Non-Executive Directors made a binding nomination to the Annual General Meeting for the appointment of Peggy Smyth as a Non-Executive Director for a period of 1 year until the close of the annual general meeting of shareholders to be held in 2024. The Non-Executive Directors propose that the Annual General Meeting so appoints.

In making this proposal, the Non-Executive Directors and the nominating committee have taken into consideration Peggy Smyth’s skills, knowledge and expertise built up during her career and her contribution and performance during her previous term as non-executive director of the Company. We believe that Ms. Smyth’s financial background and corporate leadership experience make her well qualified to continue serving on the Board.

Biography

Ms. Smyth (59) has served as a member of our Board since September 2021. Having been a Senior Advisor Global Infrastructure of QIC Global Infrastructure (“QIC”) since July 2021, Ms. Smyth is currently a Partner of QIC since July 2022 and also serves as chair of CenTrio, QIC’s subsidiary and the largest pure-play U.S. district energy provider, since July 2021 and of Renewa, Inc., QIC’s subsidiary and a renewables land finance company, since February 2022. Previously, Ms. Smyth served as the Chief Financial Officer of National Grid USA from October 2014 to June 2021, where she oversaw all finance, accounting, transactional and property services for National Grid. Prior to joining National Grid, Ms. Smyth served as Vice President of Finance for Consolidated Edison, Inc. from August 2012 to September 2014. Ms. Smyth previously served as Vice President and Chief Financial Officer of Hamilton Sundstrand, which is part of the former United Technologies Corp., from October 2010 to June 2011. Ms. Smyth also served as Vice President and Corporate Controller of United Technologies Corp. from August 2007 to September 2010 and Vice President and Chief Accounting Officer of 3M Corporation from April 2005 to August 2007. Ms. Smyth is currently a board member of two subsidiaries of Mutual of America since February 2005, a board member and chair of the Audit Committee of Etsy, Inc. since June 2016, a board member and chair of the Audit Committee of Remitly, Inc. since May 2021 and a board member and chair of the Audit Committee of Frontier Communications Parent, Inc. since June 2021.

Ms. Smyth holds 23,012 shares A of record in Lilium and holds no share options and 157,564 restricted stock units under the equity incentive plans of Lilium.

Note on Non-Executive Director Barry Engle

For the avoidance of doubt, Mr. Barry Engle was elected as a non-executive director in September 2021 for a three-year term ending in September 2024 and will continue to serve on the Board as a non-executive director.

Note on Executive Directors Klaus Roewe and Daniel Wiegand

For the avoidance of doubt, Mr. Klaus Roewe, an executive director of the Board, was elected as an executive director in October 2022 for a six-year term ending on the day of the annual general meeting of shareholders to be held in 2028 and will continue to serve on the Board as an executive director. Further, Mr. Daniel Wiegand, an executive director of the Board, was elected as an executive director in September 2021 for an indefinite term and will continue to serve on the Board as an executive director.

Item 3: Discussion of the 2022 annual report (discussion item)

A presentation on the performance of the Company during the 2022 financial year, as outlined in the 2022 annual report, will be given.

Item 4: Discussion and adoption of the 2022 financial statements (voting item)

PricewaterhouseCoopers Accountants N.V. have issued an unqualified auditors’ report on the 2022 financial statements, which is included on pages 215 to 229 of the 2022 annual report. It is proposed that the Annual General Meeting should adopt the 2022 financial statements.

Item 5: Discussion of the Company’s dividend policy and the allocation of the Company’s 2022 losses to the Company’s retained earnings (discussion item)

The current dividend policy of the Company is that the Company shall retain any earnings for future operations. There is currently no plan to amend such policy. The losses of the Company in the financial year 2022 shall be allocated to the retained earnings of the Company.

Item 6: Discharge of the Directors

a.	Discharge of the Executive Directors (voting item)

It is proposed that the Annual General Meeting shall discharge the current and former Executive Directors who were in office during the 2022 financial year from liability for the performance of their duties, which discharge covers such matters that are apparent from the 2022 annual report or have otherwise been publicly disclosed to the Annual General Meeting.

b.	Discharge of the Non-Executive Directors (voting item)

It is proposed that the Annual General Meeting shall discharge the Non-Executive Directors who were in office during the 2022 financial year from liability for the performance of their duties, which discharge covers such matters that are apparent from the 2022 annual report or have otherwise been publicly disclosed to the Annual General Meeting.

Item 7: Designation of the Board as the competent body to issue shares and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 10% of the issued share capital of the Company at the date of the Annual General Meeting for a period of 36 months from the Annual General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

This agenda item proposes to designate the Board as the corporate body competent (i) to issue shares A in the share capital of the Company and grant rights to subscribe for shares A in the share capital of the Company at any time during a period of 36 months from the date of the Annual General Meeting up to a maximum of 10% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of the Annual General Meeting and (ii) to limit or exclude the statutory pre-emptive rights with regard to such (rights to subscribe for) shares.

For the avoidance of doubt, this designation is in addition to the existing designations of the Board to issue shares (to the extent still available) as resolved by the Company’s general meetings of shareholders held on October 27, 2022, December 21, 2022, and May 25, 2023.

Item 8: Reduction of issued share capital of the Company by a cancellation of 770,000 shares C held by the Company in treasury (voting item)

In accordance with article 11 of the articles of association of Lilium, it is proposed to reduce the issued share capital of the Company by a cancellation of 770,000 shares C, each share having a nominal value of EUR 0.24, currently held by the Company in treasury. The purpose of the cancellation is to simplify the Company’s balance sheet and capital structure.

The aggregate nominal value of the 770,000 shares C will be added to the distributable reserves of the Company. There are no other holders of shares A, shares B or shares C who will be affected by this cancellation of shares C.

The cancellation shall be effected as per the date of registration of the cancellation of the shares C with the Dutch trade register taking into account the required creditor-objection period of two months.